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 FORM 3
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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
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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
     F.N.B. CORPORATION                       Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)              West Coast Bancorp, Inc. (WBAN)     (Month/Day/Year)
     (Last)     (First)     (Middle)          November 15, 1996          ----------------------------------
     Hermitage Square                      ----------------------------  5. Relationship of Reporting        -----------------------
----------------------------------------   3. IRS or Social Security          Person to Issuer               7. Individual or Joint/
             (Street)                         Number of Reporting           (Check all applicable)              Group Filing (Check
     Hermitage   PA     16148-3389            Person (Voluntary)               Director     X    10% Owner      applicable line)
--------------------------------------                                   -----            -----                X    Form filed by
      (City)      (State)      (Zip)       ----------------------------        Officer      X    Other       -----  One Reporting
                                                                         ----- (give      -----  (specify           Person
                                                                               title below)      below)             Form filed by
                                                                               Option Holder                 -----  More than One
                                                                         ----------------------------------         Reporting Person
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 4)
                                                                                 (Instr. 5)
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    Common Stock, par value $1.00 per share        35,000                            D
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*If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)                      (8/96)
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
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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security
                                 -------------------------------------------------                  Direct
                                 Date      Expira-                       Amount or                  (D) or
                                 Exercis-  tion             Title        Number                     Indirect (I)
                                 able      Date                          of Shares                  (Instr. 5)

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Right to Buy                       *        *        Common Stock par      426,991        $15           D
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                                                     value $1.00
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Explanation of Responses:

*  See Attachment A
                                                                                /s/ John D. Waters                November 25, 1996
**Intentional misstatements or omissions of facts constitute Federal Criminal   -------------------------------   ------------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                        **Signature of Reporting Person          Date

Note. File three copies of this form, one of which must be manually signed.                                                Page 2
  If space provided is insufficient, See Instruction 6 for procedure.                                                      (8/96)

                                                     (Print or Type Responses)
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                                 ATTACHMENT A



        On November 15, 1996, F.N.B. Corporation ("FNB"), a corporation organized and existing under the laws of the Commonwealth of Pennsylvania and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"), Southwest Banks, Inc. ("Southwest"), a Florida corporation which will be a wholly-owned subsidiary of FNB, and West Coast
Bancorp, Inc. ("West Coast"), a corporation organized and existing under the laws of the State of Florida and registered as a bank holding company under the BHCA, entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which West Coast will be merged with and into Southwest, with Southwest as the surviving corporation (the "Merger").

        Simultaneously with the execution of the Merger Agreement, FNB and West
Coast entered into a Stock Option Agreement, dated November 15, 1996 (the
"Stock Option Agreement"), pursuant to which West Coast granted to FNB an option to purchase, under certain circumstances and subject to certain adjustments, up to 426,991 shares of West Coast common stock, par value $1.00 per share ("West Coast Common Stock", each a "Share") at a price, subject to certain adjustments, of $15 per share (the "FNB" Option"). The FNB Option, if exercised, would equal, before giving effect to the exercise of the FNB Option, 19.9% of the total number of shares of West Coast Common Stock outstanding as of its date of exercise. The FNB Option was granted by West Coast as a condition and inducement to FNB's willingness to enter into the Merger
Agreement. Under certain circumstances generally indicating a change of control not involving FNB, West Coast may be required to repurchase the FNB
Option or the shares acquired pursuant to the exercise of the FNB Option.

        The preceding description of the Stock Option Agreement is qualified in its entirety by reference to the copy of the Stock Option Agreement included as
Exhibit 4.1 to FNB's Current Report on Form 8-K dated November 15, 1996 and which is incorporated by reference. FNB expressly disclaims any beneficial ownership of the 426,991 shares of West Coast Common Stock which are obtainable by FNB upon exercise of the Option, because the Option is exerciseable only upon the occurrence of certain events described therein generally indicating a change of control not involving FNB, none of which has occurred.